UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MEDTRONIC PLC
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G5960L103
(CUSIP Number of Class of Securities)

Brian Sandstrom, Esq.
Assistant Secretary
c/o Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432
+1 (763) 514-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Adam E. Fleisher Kimberly R. Spoerri Synne D. Chapman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Medtronic plc, an Irish public limited company (“Medtronic”), with the Securities and Exchange Commission (the “SEC”) on September 14, 2026 (as amended, the “Schedule TO”).
This Amendment relates to the offer by Medtronic to exchange up to an aggregate of 225,361,295 newly issued shares of common stock of MiniMed Group, Inc., a Delaware corporation (“MiniMed”), par value $0.01 per share (“MiniMed Common Stock”), representing approximately 80.1% of the outstanding shares of MiniMed Common Stock as of September 3, 2026, for outstanding ordinary shares of Medtronic, par value $0.0001 per share (“Medtronic Ordinary Shares”), upon the terms and subject to the conditions set forth in the Prospectus, dated as of September 14, 2026 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In addition, if the Exchange Offer is oversubscribed, Medtronic may, without extending the Exchange Offer period, exchange up to an additional 27,452,053 shares of MiniMed Common Stock, which amount constitutes all of Medtronic’s remaining interest in MiniMed, for an additional number of Medtronic Ordinary Shares that are validly tendered and not validly withdrawn not to exceed two percent of the total outstanding Medtronic Ordinary Shares (the “De Minimis Increase Amount”), pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended. If the Exchange Offer is oversubscribed, Medtronic currently intends to accept an additional number of Medtronic Ordinary Shares not to exceed the De Minimis Increase Amount constituting all of Medtronic’s remaining interest in MiniMed.
In connection with the Exchange Offer, MiniMed has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-298914) (the “Registration Statement”) to register newly issued shares of MiniMed Common Stock offered in exchange for Medtronic Ordinary Shares tendered in the Exchange Offer.
As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.
Item 4. Terms of the Transaction.
(a)Material Terms. The information set forth in the section of the Prospectus entitled “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures” was revised pursuant to a Current Report on Form 8-K filed by Medtronic on September 17, 2026 to correct a typographical error in the Prospectus related to the expiration period for an executed notice of guaranteed delivery. Under the Exchange Offer’s guaranteed delivery procedures, the guaranteed delivery period applicable to an executed notice of guaranteed delivery will expire at 5:00 p.m., New York City time, on the second New York Stock Exchange trading day after the date of execution of such notice of guaranteed delivery.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Medtronic plc

Date: September 17, 2026	By:	/s/ Brian Sandstrom
	Name:	Brian Sandstrom
	Title:	Assistant Secretary & Vice President, Chief Corporate and Securities Counsel

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